Mail Stop 4561

March 31, 2009

Via U.S. Mail and Facsimile 215.639.2152

Mr. Richard W. Hudson
Chief Financial Officer
Healthcare Services Group, Inc.
3220 Tillman Drive
Suite 300
Bensalem, PA 19020

> **Re:** **Healthcare Services Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 19, 2008**
> **Definitive Proxy Statement – Form 14A**
> **Filed April 7, 2008**
> **File No. 0-12015**

Dear Mr. Hudson:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant